Exhibit 99.4
13 October, 2006
Moody’s upgrades the SCOR group’s rating to “A3, stable outlook”
SCOR is pleased with Moody’s decision to upgrade the rating of the Group and its subsidiaries from “Baa1” to “A3, stable outlook”. The Group’s debt ratings have also been raised by one notch.
With this decision, Moody’s has noted the Group’s financial profile, particularly its profitability and solvency. This decision also demonstrates the strategic importance of the combination with Revios, which will enable SCOR to create a group that ranks among the top five life reinsurers in the world, to strengthen its financial foundations, to increase diversification and to reduce the volatility of its results.
The major rating agencies now class the SCOR group in the “A” category, which was one of the main objectives of the “Moving Forward” plan.
2006 communications timetable

2006 Third Quarter Results	8 November 2006